July 23, 2012

ATTORNEYS AT LAW

111 Huntington Avenue

Boston, Massachusetts 02199

617.342.4000 TEL

617.342.4001 FAX

foley.com

WRITER’S DIRECT LINE

617.342.4027

pbroude@foley.com EMAIL

CLIENT/MATTER NUMBER

103133-0101

Via Overnight Delivery

via EDGAR

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3720

Re:	Tile Shop Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 23, 2012

File No. 333-182482

Ladies and Gentlemen:

On behalf of Tile Shop Holdings, Inc. (the “Company” or “TS Holdings”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 19, 2012, relating to the Company’s Registration Statement on Form S-4 (File No. 333-182482) (the “Registration Statement”) filed with the Commission on July 2, 2012.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revised to reflect the Company’s responses to the comments received by the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 1.

Prospectus Cover Page

1.	Please include your name and the title and amount of securities that you are offering to exchange as part of the Contribution and Merger. Refer to Item 1 of Form S-4 and Item 501(b) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the Prospectus Cover Page to include its name and the title and amount of securities that it is offering to exchange as part of the Contribution and Merger.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Assistant Director Mara L. Ransom

July 23, 2012

2	Please disclose the percentage of JWCAC’s outstanding shares beneficially owned by JWCAC’s Sponsor in this section, in the Notice of Special Meeting of Shareholders and throughout the combined proxy statement and prospectus, as applicable.

Response

In response to the Staff’s comment, the Company has revised the disclosure on the Prospectus Cover Page, in the Notice of Special Meeting of Shareholders, and in other applicable sections of the combined proxy statement and prospectus to disclose the percentage of JWCAC’s outstanding shares beneficially owned by JWCAC’s Sponsor.

3.	Please revise the introductory paragraphs to quantify the total value of the proposed consideration that will be paid to Sellers as part of the Contribution and Merger. Please add this disclosure throughout the combined proxy statement and prospectus, as applicable.

Response

In response to the Staff’s comment, the Company has revised the disclosure on the Prospectus Cover Page and in other applicable sections of the combined proxy statement and prospectus to quantify the total value of the proposed consideration that will be paid to Sellers as part of the Contribution and Merger.

Notice of Special Meeting of Stockholders of JWC Acquisition Corp.

4.	Please disclose in the second full paragraph on the second page of the Notice of Special Meeting the pro rata redemption amount per share as of the most recent practicable date. Please revise comparable disclosure throughout the combined proxy statement and prospectus as applicable.

Response

In response to the Staff’s comment, the Company has revised the disclosure in the Notice of Special Meeting and in other applicable sections of the combined proxy statement and prospectus to disclose the pro rata redemption amount per share as of the most recent practicable date.

Assistant Director Mara L. Ransom

July 23, 2012

Questions and Answers about the Proposals for JWCAC Stockholders, page 5

Q. Why is JWCAC proposing the Business Combination, page 6

5.	Please disclose in this section, in the Prospectus Summary, and elsewhere as appropriate that the first $15,000,000 in payments due to JWCAC stockholders that properly exercise their redemption rights will result in a corresponding decrease in the working capital of TS Holdings, as you state in the first full risk factor on page 40.

Response

In response to the Staff’s comment, the Company has revised the disclosure in the specifically referenced sections and in other applicable sections of the combined proxy statement and prospectus to disclose that the first $15,000,000 in payments due to JWCAC stockholders that properly exercise their redemption rights will result in a corresponding decrease in the working capital of TS Holdings.

6.	Please briefly describe the number of Public Warrants that JWCAC may purchase pursuant to Section 6.15 of the Contribution and Merger Agreement and how the purchase price of any such Warrants will be determined. Please also provide an estimate of the maximum number of Public Warrants that may be purchased by JWCAC and the estimated costs associated with such purchase, with a view towards disclosing to investors the amount by which the amount of Promissory Notes issued by TS Holdings in conjunction with the Contribution and Merger may increase. Please also provide an estimate of the amount of indebtedness and deferred compensation costs of The Tile Shop as of the most recent practicable date, with a view towards disclosing to investors the aggregate amount of Promissory Notes that will be issued by TS Holdings in the Contribution.

Response

In response to the Staff’s comment, the Company has revised the disclosure in all applicable sections of the combined proxy statement and prospectus.

Summary of the Proxy Statement/Prospectus, page 18

The Business Combination Proposal, page 18

The Parties, page 18

The Tile Shop, page 18

7.	We note your statement that, “The Tile shop offers a wide selection of products, superior value, and enhanced customer service in a unique showroom setting.” Please provide the basis for your assertion that you provide “superior” value and “enhanced” customer service and that your showroom is “unique.” If these statements represent your belief based upon management’s experience in the industry, please state this fact. Please revise comparable disclosure throughout the combined proxy statement and prospectus as applicable.

Assistant Director Mara L. Ransom

July 23, 2012

Response

In response to the Staff’s comment, the Company has revised the disclosure in the specifically referenced sections and in other applicable sections of the combined proxy statement and prospectus to state that “The Tile Shop offers a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting.” The Company respectfully submits that sufficient basis for this revised assertion is contained within the combined proxy statement and prospectus.

The Business Combination, page 19

8.	We note that “[t]he Cash Consideration, the Stock Consideration, and the Promissory Notes” are subject to adjustment at closing pursuant to the terms of the Contribution and Merger Agreement. Please describe such potential adjustments and include a table highlighting the potential combinations of Cash Consideration, Stock Consideration and Promissory Notes that may be issued in the Contribution.

Response

In response to the Staff’s comment, the Company has revised the disclosure to describe the potential adjustments to the Cash Consideration, the Stock Consideration, and the Promissory Notes pursuant to the terms of the Contribution and Merger Agreement and to include a table highlighting the potential combinations of Cash Consideration, Stock Consideration and Promissory Notes that may be issued in the Contribution.

9.	We note your disclosure that following the Contribution and Merger the Sellers and former JWCAC stockholders will hold 67% and 33% respectively of TS Holdings, assuming that no JWCAC stockholders exercise their redemption or appraisal rights. Please clarify that in the event JWCAC stockholders exercise their redemption or appraisal rights, the percentage of TS Holdings owned by the Sellers following the Contribution and Merger will increase. Please include the percentage of TS Holdings that will be owned by the Sellers and former JWCAC stockholders in the event that JWCAC stockholders exercise their redemption rights to the maximum extent allowable under the Contribution and Merger Agreement.

Response

In response to the Staff’s comment, the Company has revised the disclosure to clarify that in the event that JWCAC stockholders exercise their redemption or appraisal rights, the percentage of TS Holdings owned by the Sellers following the Contribution and Merger will increase. In addition, in response to the Staff’s comment, the Company has revised the disclosure to show the percentage of TS Holdings that will be owned by the Sellers and former JWCAC stockholders, respectively, in the event that JWCAC stockholders exercise their redemption rights to the maximum extent allowable under the Contribution and Merger Agreement.

Assistant Director Mara L. Ransom

July 23, 2012

10.	We note your disclosure on page 20 that certain members of JWCAC’s Sponsor have agreed to purchase up to 1,500,000 shares of TS Holdings’ common stock in the event that the number of JWCAC common shares properly tendered for redemption exceeds 4,000,000 shares, to provide funds for the redemption of the tendered shares. Please also disclose in this section that it is a condition to closing under the Contribution and Merger Agreement that no more than 5,500,000 shares of JWCAC’s common stock are properly tendered for redemption.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state that it is a condition to closing under the Contribution and Merger Agreement that no more than 5,500,000 shares of JWCAC’s common stock are properly tendered for redemption.

The Special Meeting of Stockholders, page 23

Vote of JWCAC Founders, page 23

11.	Please disclose that JWCAC’s Sponsor, directors, officers, advisor or affiliates may purchase additional shares prior to the closing of the business combination in accordance with the terms set forth on page 47.

Response

In response to the Staff’s comment, the Company has included the disclosure that JWCAC may purchase additional shares prior the closing of the Business Combination in accordance with the terms set forth on page 50 of Amendment No. 1.

Assistant Director Mara L. Ransom

July 23, 2012

Risk Factors, page 32

Risks Related to the Tile Shop, page 32

The Tile Shop intends to aggressively open additional stores . . ., page 33

12.	We note your disclosure that you plan to “aggressively” open additional stores. Please clarify what you mean by “aggressively” opening additional stores and provide quantifiable information about your planned store openings, if possible.

Response

In response to the Staff’s comment, the Company has revised the disclosure to delete the word “aggressively” and to indicate that its plan to open additional stores in its existing markets is part of its larger expansion strategy to open five additional new stores in the remainder of 2012 and no fewer than 15 new stores in 2013.

Concentration of ownership after the Business Combination may have the effect of delaying or preventing a change in control, page 41

13.	We note your disclosure that acting together the Sellers will have the ability to “significantly influence” the outcome of corporate actions of TS Holdings requiring stockholder approval. Please revise your disclosure to clarify, if true, that such stockholders will in fact have the ability to determine the outcome of such actions.

Response

In response to the Staff’s comment, the Company has revised the disclosure to indicate that the Sellers will have the ability to “determine” the outcome of corporate actions of TS Holdings requiring stockholder approval.

As a result of the Jumpstart Our Business Startups Act .. . ., page 45

14.	We note your disclosure that TS Holdings may qualify as an emerging growth company. Please provide your analysis as to why you believe that TS Holdings may qualify as an emerging growth company. In doing so, please address Question 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, available on our website.

Response

In response to the Staff’s comments, the Company respectfully submits that it has reviewed Question 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act (“Question 24”) and nevertheless believes that it may qualify as an emerging growth company because it is not a successor pursuant to Rules 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, therefore, the response to Question 24 is inapplicable to the Company.

Assistant Director Mara L. Ransom

July 23, 2012

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a “succession” by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12(b) the Exchange Act, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Act, subject to certain enumerated exceptions. However, Rule 12b-2 under the Exchange Act defines “succession” to include only the direct acquisition of the assets comprising a going business.

JWCAC is a blank check company with no material operations other than searching for prospective target businesses and, accordingly, the consummation of the Business Combination will not result in the Company directly acquiring assets comprising a going business, thereby excluding the Company from the purview of Rule 12g-3(a). Further, the Company otherwise meets the definition of an emerging growth company pursuant to the Securities Exchange Act of 1933, as amended (the “Securities Act”), and the Exchange Act.

Risks Related to JWCAC and the Business Combination, page 45

Unlike many other blank check companies . . ., page 47

15.	Please specify the percentage of shares redeemed that would result in JWCAC’s stockholders equity falling below $5,000,001.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include the percentage of shares redeemed that would result in JWCAC’s stockholders equity falling below $5,000,001.

The JWCAC board of directors did not obtain a third party valuation . . ., page 51

16.	Please expand this risk factor to discuss the risks resulting from the board’s decision not to obtain a third party valuation, such as, for example, that the lack of a fairness opinion may lead increased numbers of your shareholders to vote against the transaction or demand redemption, potentially impacting your ability to consummate the acquisition. Refer to Item 3 of Form S-4.

Response

In response to the Staff’s comment, the Company has revised the disclosure to discuss the risks resulting from JWCAC’s Board of Directors’ decision not to obtain a third-party valuation or fairness opinion.

Assistant Director Mara L. Ransom

July 23, 2012

Proposals to be Considered by JWCAC Stockholders, page 62

Structure of the Business Combination, page 62

17.	We note your disclosure that following the Contribution and Merger, former JWCAC stockholders will own approximately 33% of the issued and outstanding shares of TS Holdings. We also note disclosure in the registration statement on Form S-1 filed by JWCAC on November 12, 2010 that JWCAC will consummate a business combination only if JWCAC becomes the controlling shareholder or is otherwise not required to register as an investment company under the Investment Company Act of 1940. Please state in this section whether the terms of the Contribution and Merger Agreement could result in ownership of TS Holdings by JWCAC such that JWCAC is required to register as an investment advisor.

Response

In response to the Staff's comment, the Company respectfully submits that, as part of the Business Combination, a wholly-owned subsidiary of TS Holdings will merge with and into JWCAC, with JWCAC surviving the merger as a wholly-owned subsidiary of TS Holdings. JWCAC will not own any shares of TS Holdings or any other party to the Business Combination following the Business Combination. As such, JWCAC will not be required to register as an investment company under the Investment Company Act of 1940.

Background of the Business Combination, page 63

18.	We note that on more than one occasion The Tile Shop disclosed financial information to JWCAC or members of JWCAC’s management. Please briefly describe the nature of this financial information. If the financial information disclosed to JWCAC represents The Tile Shop’s financial projections, please disclose such projections.

Response

In response to the Staff's comment, the Company has revised the disclosure to describe that The Tile Shop provided preliminary financial projections at the outset of JWCAC’s due diligence process, and that management of JWCAC and The Tile Shop thereafter worked collaboratively to revise these projections. The results of these efforts are the projections that have been included on page 73 of Amendment No. 1.

Assistant Director Mara L. Ransom

July 23, 2012

19.	Please thoroughly revise this section to provide greater detail regarding the structure and terms of the proposed transaction. In doing so, please discuss when the parties settled on the structure of the proposed transaction and whether any alternative transaction structures were considered. To the extent that the structure of the proposed transaction was driven by tax considerations, please clearly state this fact.

Response

In response to the Staff’s comment, the Company has revised this section to provide greater detail regarding the structure and terms of the proposed transaction, including discussion of when the parties settled on the structure of the Business Combination, and the impact of tax considerations.

20.	Please disclose when the parties began discussing the consideration involved in the transaction, including the amounts paid by TS Holdings to the Sellers as consideration for the contribution of their interests in The Tile Shop, LLC. Please include in your revisions a discussion of how the parties determined the amount of proceeds from JWCAC’s trust account that will be issued in conjunction with the proposed transaction and the adjustments thereto, as described in Section 2.2 of the Contribution and Merger Agreement on page A-7.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state when the parties began discussing the consideration involved in the transaction, including the amounts paid to the Sellers in consideration of the Contribution and how the parties determined the amount of the proceeds from JWCAC’s trust account that will be disbursed in connection with the Business Combination and the adjustments thereto.

21.	We note your disclosure that between May 24, 2012 and June 11, 2012, The Tile Shop and JWCAC negotiated a letter of intent. To the extent transaction value and structure was negotiated and referenced in the signed letter of intent, please revise to disclose any material negotiations related to the transaction structure and value and to include proposal details and the party that presented the proposal.

Response

In response to the Staff’s comment, the Company has revised the disclosure to disclose the nature of the negotiations related to transaction structure and value that occurred in connection with negotiation of the letter of intent, including the proposal details and the roles of the respective parties in presenting and negotiating such proposal.

22.	To the extent material, please briefly describe the proposed changes to the Contribution and Merger agreement relating to the terms of the Promissory Notes and tax-related matters that were discussed by JWCAC’s Board of Directors on June 24, 2012.

Response

In response to the Staff’s comment, the Company has revised the disclosure to describe the proposed changes to the Contribution and Merger agreement relating to the terms of the Promissory Notes and tax-related matters that were discussed by JWCAC’s Board of Directors on June 24, 2012.

Assistant Director Mara L. Ransom

July 23, 2012

23.	To the extent material, please briefly describe the “open issues” that were resolved in the telephone conference between Messrs. Suttin and Jacullo on June 25, 2012.

Response

In response to the Staff’s comment, the Company has revised the disclosure to describe the “open issues” that were resolved in the telephone conference between Messrs. Suttin and Jacullo on June 25, 2012.

JWCAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 66

24.	We note that JWCAC’s board of directors created its own financial model in evaluating the proposed transaction. Please describe JWCAC’s management’s experience with financial modeling, with a view towards describing to investors JWCAC’s management’s level of sophistication in the creation of financial models.

Response

In response to the Staff’s comment, the Company has revised the disclosure to describe JWCAC’s management’s experience and sophistication with financial modeling.

25.	We note references throughout this section to Citigroup and Telsey Advisory Group as JWCAC’s financial advisors. Please briefly describe the role undertaken by Citigroup and Telsey Advisory Group in providing assistance to JWCAC’s management. In addition, please provide us with your analysis as to whether consents pursuant to Section 7(a) of the Securities Act are required for Citigroup and Telsey Advisory Group.

Response

In response to the Staff’s comment, the Company has revised the disclosure to briefly describe the roles undertaken by Citigroup and Telsey Advisory Group.

The Company does not believe that Citigroup or Telsey Advisory Group is required to provides a consent pursuant to Section 7(a) of the Securities Act. The Company refers to Question 141.02 of the Compliance & Disclosure Interpretations for the Securities Act which states: “The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a)…” In connection with the Business Combination, Citigroup and Telsey Advisory Group did not provide any report, valuation, or opinion, but rather provided general financial advisory services, including review of certain valuation materials prepared by JWCAC management, analyses of certain public companies based on publicly available information for the purpose of identifying comparing comparable public companies to The Tile Shop, and advised on market receptivity to the transaction. As there is no “report, valuation or opinion” of Citigroup or Telsey Advisory Group included or summarized in the registration statement and attributed to Citigroup or Telsey Advisory Group, the Company believes consents of those parties are not required under Section 7(a) of the Securities Act.

Assistant Director Mara L. Ransom

July 23, 2012

26.	We note your disclosure on page 68 that JWCAC’s management and board of directors determined that a proposed enterprise value of approximately $500 million for The Tile Shop is reasonable. Please revise to clarify which party proposed $500 million as the enterprise value of The Tile Shop, LLC and how this value was determined.

Response

In response to the Staff’s comment, the Company has revised the disclosure to clarify which party proposed $500 million as the enterprise value of The Tile Shop, LLC and the basis for this valuation.

27.	Please discuss in greater detail the specific criteria used to select the comparable companies listed on page 68. In doing so, please also identify the respective valuations for each of the companies listed as “the most relevant publicly traded retail companies” and disclose how and by whom such enterprise values were determined.

Response

In response to the Staff’s comment, the Company has revised the disclosure to discuss in greater detail the specific criteria used to select the companies listed, including identification of the respective valuations of each of the companies listed and disclosure regarding how and by whom such enterprise values were determined.

28.	We note the following statements on page 68:

•          “Thus, since JWCAC estimated that a $500 million enterprise value for The Tile Shop implied trading multiples of 9.8x estimated 2012 Adjusted EBITDA and 8.3x estimated 2013 Adjusted EBITDA, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies.”

•          “Thus, since JWCAC estimated that a $10 per share price for The Tile Shop implied trading multiples of 18.7x estimated 2012 earnings and 15.7x estimated 2013 earnings, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies.”

•          “Thus, since JWCAC estimated that a $10 per share price for The Tile Shop implied P/E/G trading multiples of 0.7x estimated 2012 earnings and 0.6x estimated 2013 earnings, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies.”

Assistant Director Mara L. Ransom

July 23, 2012

Please explain in detail how JWCAC’s management arrived at these valuations both for The Tile Shop and the comparable companies.

Response

In response to the Staff’s comment, the Company respectfully submits that these valuations were compiled using publicly available information (including estimates for projected periods) for the comparable companies.  For The Tile Shop, Citigroup and Telsey Advisory Group used the agreed upon valuation and estimates provided by The Tile Shop’s management.  Enterprise value to EBITDA multiples are determined by dividing enterprise value by EBITDA estimates.  Earnings multiples (P/E) are determined by dividing per share price by net income estimates.  P/E/G ratios are determined by dividing the P/E ratio by the estimated earnings growth rate. A table has been inserted on page 75 of Amendment No. 1 that provides detail for The Tile Shop and the comparable companies.

The Contribution and Merger Agreement, page 71

29.	We note your cautionary language in the introductory paragraphs of this section regarding information contained in the Contribution and Merger Agreement. Please note that disclosure regarding the Contribution and Merger Agreement constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the Contribution and Merger Agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the disclosure in the Contribution and Merger Agreement and will update such disclosure as required by federal securities laws. In this regard, we draw your attention in particular to the second sentence in the second full paragraph on page 71, as in context this sentence appears to inappropriately imply that readers should not rely on the information described in this section and in the merger agreement.

Assistant Director Mara L. Ransom

July 23, 2012

Response

In response to the Staff’s comment, the Company has revised the cautionary statements to remove any implication that the Contribution and Merger Agreement does not constitute disclosure under the federal securities laws.  The Company acknowledges that, notwithstanding the inclusion of the cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement/prospectus not misleading.

Material U.S. Federal income Tax Considerations to JWCAC’s Stockholders, page 83

30.	Please revise to indicate that the disclosure in this section constitutes counsel’s opinion. Refer to Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Section III.B.2.

Response

In response to the Staff’s comment, the Company has revised the disclosure to indicate that the disclosure in this section constitutes counsel’s opinion.

Unaudited Pro Forma Condensed Combined Financial Information, page 89

31.	Please expand your disclosure to provide a table showing the total consideration to The Tile Shop pursuant to the Business Combination Agreement in the form of cash, notes payable, and stock including the existing cash of The Tile Shop that is being distributed as part of the Business Combination assuming no redemption and assuming maximum redemption. Further, please show the number of shares issued and relative percentage interest to be held by The Tile Shop’ former owners.

Response

In response to the Staff’s comment, the Company has revised the disclosure to provide a table showing the total consideration payable to the Sellers pursuant to the Contribution and Merger Agreement in the form of cash, notes payable, and stock, including the distribution of existing cash of The Tile Shop to the Sellers, assuming no redemption and assuming maximum redemption, and to show the number of shares issued to, and the relative percentage interests held, by The Tile Shop’s former owners.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 90

32.	Please correct the deferred tax asset amount assuming maximum redemption disclosed as $177.2 million.

Assistant Director Mara L. Ransom

July 23, 2012

Response

In response to the Staff’s comment, the Company has revised the disclosure to reflect the deferred tax asset amount assuming maximum redemption as $45,959,601.

33.	We note additional paid-in capital assuming maximum redemption reflects a debit balance. Please revise your adjustments as appropriate to reflect a reduction in retained earnings or advise us of your basis in GAAP and/or state law for your presentation. In this regard, explain to us how you determined that 100% of adjustment K) related to additional paid-in capital.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include an additional adjustment T) to reduce retained earnings by the debit balance in the additional paid-in capital.

34.	Please revise to reclassify the accumulated deficit of JWC Acquisition Corp.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include an additional adjustment O) to reduce additional paid-in capital for the historical accumulated deficit of JWCAC.

2. Pro Forma Adjustments and Assumptions, page 93

35.	Please add disclosure to adjustment E) or elsewhere indicating whether or not the distributions payable to members in the amount of $6,276,926 was made on June 15th.

Response

In response to the Staff’s comment, the Company has revised the disclosure in adjustment E) to include an adjustment to reflect the cash payment on the closing date fully satisfies the distributions payable to members accrued at March 31, 2012.

36.	Please expand adjustment G) to disclose the expected settlement amount, how the settlement amount was determined, when the compensation is payable and the specific agreement or plan referenced.

Response

In response to the Staff’s comment, the Company has revised the disclosure to disclose the expected settlement amount, how the settlement amount was determined, when the compensation is payable, and the specific agreement or plan referenced.

Assistant Director Mara L. Ransom

July 23, 2012

37.	Please revise your disclosure regarding adjustment J) to show the primary book and tax basis differences upon which you calculated the deferred tax asset. At December 31, 2011 you state that the book basis exceeded the net tax basis by $4.1 million on page F-47. In this regard, tell us how the tax basis of assets and liabilities is computed upon election to a C corporation. We may have further comment.

Response

In response to the Staff’s comment, the Company respectfully submits that The Tile Shop is a limited liability company treated as a flow-through entity for US income tax purposes, and accordingly, historically it has not been required to record deferred taxes. As of the Business Combination date, TS Holdings, through direct and indirect ownership, will wholly-own the partnership investment of The Tile Shop. The pro forma adjustment records the required deferred taxes, using a 40% statutory rate, based on the tax basis over book basis in the partnership investment (i.e., “outside basis differences”) held by TS Holdings as of the Business Combination date. This adjustment includes recognition of a step-up in tax basis by TS Holdings as a result of the gain recognized by the Sellers on the Cash Consideration and Promissory Notes (i.e., the "boot") received by the Sellers in the Business Combination pursuant to Internal Revenue Code Section 351(b) as well as a step-up in the assets of The Tile Shop as a result of The Tile Shop’s Internal Revenue Code Section 754 election. In addition, in response to the Staff’s comment, the Company has revised adjustment J) to disclose the primary book and tax outside basis differences.

The book and tax basis differences associated with The Tile Shop’s (pass-through entity) assets and liabilities (i.e., “inside basis differences”) totaled $4.1 million at December 31, 2011. Since those differences are recovered in taxable or deductible transactions in the investor’s outside basis difference associated with the pass-through entity, they are included in the outside basis difference calculation noted above.

38.	Please tell us your basis for using the “effective” tax rate as opposed to the statutory rate as indicated in Instruction 7 to Rule 11-02(b)(8) of Regulation S-X. If you are using the statutory rate, please tell us what the rate is in each of the registrant’s tax jurisdictions.

Response

In response to the Staff’s comment, the Company has revised the disclosure to reflect that it is using the statutory rate rather than the “effective” tax rate. The Company uses an aggregate 40% statutory tax rate for the purposes of measuring deferred assets and liabilities, comprised of a 35% US federal income tax rate, plus various apportioned state tax jurisdiction rates net of federal benefit of 5%, based on an analysis of historical tax liabilities.

39.	We refer you to the line item interest and other income. Since your Combined Pro Forma cash balance approximates your historical cash balance assuming no redemption and is substantially less than your historical cash balance assuming maximum redemption, please explain your basis for recording interest income on a pro forma basis and why there is no net downward adjustment for the reduced cash balance in the maximum redemption scenario or revise.

Assistant Director Mara L. Ransom

July 23, 2012

Response

In response to the Staff’s comment, the Company has revised the disclosure to remove the adjustment for interest income.

40.	Refer to adjustment R). Please tell us how the options relate directly to the Business Combination, what entity issued the options, the number of options issued, when the options were issued and why such amounts are not more appropriately reflected in the historical financial statements. Please expand your disclosure and revise as appropriate.

Response

In response to the Staff’s comment, the Company has revised the disclosure to disclose how the options relate to the Business Combination, what entity will issue the options, and the number of options that will be issued. These options will only be issued effective upon the consummation of the Business Combination and, accordingly, are not recorded or disclosed in The Tile Shop’s historical financial statements.

Business of The Tile Shop, page 106

Growth Strategy, page 107

41.	We note your statement that you plan to “increase [your] net sales and profitability by strengthening [your] position as a leading provider of tile products . . . .” Please provide the basis for your statement that you are a “leading” provider of tile products, or revise this statement to indicate that is represents management’s belief.

Response

In response to the Staff’s comment, the Company has revised the disclosure to indicate that assertions that The Tile Shop is a “leading” provider of tile products represent management’s belief.

Open New Stores, page 107

42.	We note that you plan to open “no less than 15” new stores in 2013. Please provide additional disclosure regarding your planned expansion, including the geographic areas in which you plan to add stores. Please also briefly explain why you believe that your store base growth will “drive productivity.” Refer to Item 14 of Form S-4 and Item 101(c)(1)(i) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure to include the geographic areas in which it plans to add new stores. In addition, in response to the Staff’s comment, the Company has deleted the statement that it believes that its store base growth will “drive productivity.”

Assistant Director Mara L. Ransom

July 23, 2012

Market, page 109

43.	We note your reference to Catalina Research, Inc., IBIS World, and the Joint Center for Housing Studies of Harvard University for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of the materials you cite to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also advise us whether you are affiliated with any such firm.

Response

In response to the Staff’s comment, the Company has supplementally provided to the Staff, attached as Exhibit A to this letter, copies of the materials that it cites, marked to highlight the sections relied upon and cross-referenced to its prospectus. The Company further advises the Staff that it is not affiliated with Catalina Research, Inc., IBIS World, or the Joint Center for Housing Studies of Harvard University.

The Tile Shop’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 113

Key Components of The Tile Shop’s Consolidated Statements of Income, page 114

44.	Please disclose whether the increase in same store sales was attributable to an increase in volume or an increase in price or some combination. See Item 303(a)(3)(iii) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure to provide additional disclosure regarding the increase in same store sales.

Assistant Director Mara L. Ransom

July 23, 2012

Comparison of the Three Months Ended March 31, 2012 and the Three Months Ended March 31, 2011, page 115

Net Sales, page 115

45.	Please quantify the increase in net sales attributable to the addition of new stores and the increase attributable to same store sales growth. Refer to Item 14 of Form S-4 and Item 303(a)(3) of Regulation S-K. Please also provide this information for the change in net sales between fiscal 2011 and fiscal 2010.

Response

In response to the Staff’s comment, the Company has revised the disclosure to quantity the increase in net sales attributable to the addition of new stores and the increase attributable to same store sales growth, respectively, and for the change in net sales between fiscal 2011 and fiscal 2010.

Liquidity and Capital Resources, page 119

46.	We note your disclosure that you have approximately $15.4 million in cash and cash equivalents as of March 31, 2012 which serves as your primary source of liquidity. Please disclose in this section the fact that to the extent that any JWCAC shareholders exercise their redemption rights, the first $15,000,000 in payments due to JWCAC stockholders properly exercising such rights will result in a corresponding decrease in your working capital. In this regard, we note the disclosure in TS Holdings unaudited pro forma condensed combined balance sheet on page 90 that following the combination and assuming that $15,000,000 in payments are due to JWCAC shareholders, you will have cash and cash equivalents of approximately $380,000. Please discuss your ability to fund your working capital requirements and any planned capital expenditures should your working capital be materially decreased as a result of payments due to JWCAC shareholders that have exercised their redemption rights. Refer to Item 14 of Form S-4 and Item 303(a)(1) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure to disclose the fact that to the extent that any JWCAC shareholders exercise their redemption rights, the first $15,000,000 in payments due to JWCAC shareholders properly exercising such rights will result in a corresponding decrease in the Company’s working capital. In addition, in response to the Staff’s comment, the Company has added disclosure regarding its ability to fund its working capital requirements and any planned capital expenditures should its working capital be materially decreased as a result of payments due to JWCAC shareholders that have exercised their redemption rights.

Assistant Director Mara L. Ransom

July 23, 2012

Critical Accounting Policies and Estimates, page 122

47.	In your discussion of revenue recognition and property, plant and equipment, you disclose that with regard to your estimates or assumptions you may be exposed to losses that could be material. Please expand your disclosure to indicate how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future.

Response

In response to the Staff’s comment, the Company has revised the disclosure to indicate how accurate its estimates and assumptions regarding revenue recognition and property, plant, and equipment have been in the past, how much they have changed in the past and whether they are likely to change in the future.

TS Holdings Management After the Business Combination, page 124

48.	We note you have not listed a Chief Financial Officer as part of your management following the Business Combination. Please add a footnote to your list or otherwise expand your disclosure to address this position. Please also disclose how or by whom the functions and duties typically performed by a Chief Financial Officer will be exercised.

Response

In response to the Staff’s comment, the Company has added disclosure on pages 134 and 135 of Amendment No. 1 that the Company intends to hire a chief financial officer and addressing how or by whom the function and duties typically performed by a chief financial officer will be exercised until such time.

Beneficial Ownership of Securities, page 140

49.	Please disclose the number of outstanding securities on which the calculations of JWCAC Pre-Business Combination and TS Holdings Post-Business Combination ownership are based.

Response

In response to the Staff’s comment, the Company has added disclosure regarding the number of outstanding securities on which the calculations of JWCAC Pre-Business Combination and TS Holdings Post-Business Combination ownership are based.

Assistant Director Mara L. Ransom

July 23, 2012

50.	Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by the following security holders:

•	JWC Acquisition, LLC;

•	Polar Securities, Inc.; and

•	Fir Tree Value Master Fund, L.P.

Please refer to Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which is available on our website.

Response

In response to the Staff’s comment, the Company has added disclosure identifying by name the natural persons who exercise voting or investment control or both with respect to the shares held by JWC Acquisition, LLC. Based on its review of the Schedules 13Gs, as amended, filed by Polar Securities, Inc. and Fir Tree Value Master Fund, L.P., the Company is unable to identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by those security holders.

51.	This presentation assumes that there will be no redemption by JWCAC’s shareholders. Please also demonstrate in the beneficial ownership table the impact that the maximum allowable redemptions would have on beneficial ownership following the business combination.

Response

In response to the Staff’s comment, the Company has added disclosure demonstrating the impact that the maximum allowable redemptions would have on beneficial ownership following the Business Combination.

Description of TS Holdings Securities, page 155

Choice of Forum, page 158

52.	We note your disclosure that your certificate of incorporation provides that the Court of Chancery in Delaware will be the exclusive forum for certain proceedings. Please disclose that although you have included a choice of forum clause in your certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response

In response to the Staff’s comment, the Company has added disclosure that although it has included a choice of forum clause in its certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Assistant Director Mara L. Ransom

July 23, 2012

Financial Statements, page F-1

JWC Acquisition Corp.

53.	Reference is made to our review of your Form 10-K for the Year Ended December 31, 2011 filed on March 15, 2012. Please revise your financial statements and related disclosures in your amended filing to this Form S-4 in response to those comments including revisions proposed by you for future filings.

Response

JWCAC has advised the Company that, based on its conversations with the Staff in connection with the Staff's review of JWCAC’s Form 10-K for the Year Ended December 31, 2011, the revisions proposed for future filings were intended to apply to future filings of financial statements that have not previously been filed with the Commission.  Accordingly, the revisions will be made in the financial statements to be included JWCAC’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2012.  To the extent such second quarter financial statements are included in a future amendment to the Company’s Registration Statement, JWCAC will include the proposed revisions.

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements, page F-45

Note 8. Related Party Transactions, page F-52

54.	Please expand your disclosure to indicate when the final installment is due on the note receivable from KMP and when the annual payments are made on the Special Cash Distribution Units. Further, please disclose the amount of interest earned and receivable for each period presented. See FASB ASC 850-10-50.

Response

In response to the Staff’s comment, the Company respectfully submits that both the final installment on the note receivable from KMP and the final annual payment on the Special Cash Distribution Units were settled on June 21, 2012, notwithstanding the fact that such amounts were not due until December 31, 2012. There was no interest receivable from KMP at December 31, 2010 or 2011, as these amounts were settled on an annual basis as of December 31 of each applicable year. The amount of interest income earned by The Tile Shop related to the receivable from KMP was $43,000 in 2010 and $36,000 in 2011, and was not separately disclosed because The Tile Shop deemed such amounts to be immaterial. Accordingly, based on the foregoing, the Company respectfully submits that no revision to the disclosure contained in The Tile Shop’s financial statements is considered necessary.

Assistant Director Mara L. Ransom

July 23, 2012

55.	Please tell us what factors were considered in determining it was not appropriate to reflect the note receivable from KMP as a deduction from equity. See SAB Topic 4.

Response

In response to the Staff’s comment, the Company respectfully submits that it has reviewed the guidance contained in SAB Topic 4, which is applicable to notes receivable issued in conjunction with the issuance of new equity securities. The Tile Shop’s note receivable from KMP was issued in conjunction with the issuance of the Special Cash Distribution Units discussed in Note 8 (Related Party Transactions) to The Tile Shop’s financial statements, and, given that these Special Cash Distribution Units are accounted for as liabilities, the Company believes that it is appropriate to reflect the note receivable from KMP as an asset.

Note 9. Equity Incentive Plan, page F-52

56.	Please explain to us how you determined that the intrinsic value as of March 31, 2012 was $2.45 per unit. We may have further comment.

Response

In response to the Staff’s comment, the Company respectfully submits that on January 1, 2012, The Tile Shop granted and issued an aggregate of 233,500 Series 2012 Participating Capital Appreciation Common Units (“Restricted Stock Units”) to two members of its board of managers. The Restricted Stock Units are subject to a recapture amount of $300 million as of the issue date, such that holders thereof participate in cash distributions from The Tile Shop only after an aggregate of $300 million of distributions are made with respect to The Tile Shop’s Common Units, effectively establishing a strike price per Restricted Stock Unit of $7.73 as of January 1, 2012. These awards of Restricted Stock Units are accounted for under ASC 718, classified as liabilities, and measured at intrinsic value. The intrinsic value of the Restricted Stock Units of $2.45 per unit as of March 31, 2012 is calculated based on the difference between the fair market value of The Tile Shop’s Common Units, based on an analysis of enterprise value at March 31, 2012, and the strike price per Restricted Stock Unit.

Contribution and Merger Agreement, Annex A

57.	Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Assistant Director Mara L. Ransom

July 23, 2012

Response

In response to the Staff’s comment, the Company has revised Annex A to include a list briefly indentifying the contents of all omitted schedules or similar supplements and to include an agreement to furnish the Staff with a copy of any omitted schedule or supplement upon request.

Section 2.2 – The Contribution

58.	We note that Section 2.2(b) provides that the Closing Holding Shares and the Promissory Notes will be issued to Sellers in accordance with Schedule 2.2(b) of the Contribution and Merger Agreement. It does not appear that Schedule 2.2(b) is included in Annex A. Please include Schedule 2.2(b) within Annex A, or file a copy of the Contribution and Merger Agreement, including Schedule 2.2(b), as an exhibit to the registration statement. Refer to Item 601(b)(2) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has included Schedule 2.2(b) of the Contribution and Merger Agreement within Annex A.

Part II – Information Not Required in Prospectus, page II-1

Exhibit Index, page II-5

Exhibit 2.1

59.	It does not appear that the Merger and Contribution Agreement is filed as an exhibit to the registration statement. Please file this agreement as an exhibit or include a notation in the exhibit index informing investors that the exhibit is included in the prospectus.

Response

In response to the Staff’s comment, the Company has filed the Contribution and Merger Agreement as Exhibit 2.1 to Amendment No. 1.

Assistant Director Mara L. Ransom

July 23, 2012

Exhibit 8.1

60.	Please have counsel revise the second paragraph of the opinion to state explicitly that the disclosure in the prospectus relating to material U.S. Federal Income Tax Considerations constitutes counsel’s opinion. Refer to Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Section III.B.2.

Response

In response to the Staff’s comment, counsel has revised the second paragraph of the opinion to state explicitly that the disclosure in the prospectus relating to material U.S. Federal Income Tax Considerations constitutes counsel’s opinion.

61.	Please have counsel revise the opinion to include counsel’s consent to being named under the heading “Legal Matters” in the registration statement. Refer to Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Section IV.

Response

In response to the Staff’s comment, counsel has revised the second paragraph of the opinion to include counsel’s consent to being named under the heading “Legal Matters” in the registration statement.

*          *          *          *          *

Assistant Director Mara L. Ransom

July 23, 2012

Please contact me, Susan E. Pravda, Esq. or Gabor Garai, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised submission.

Sincerely,

/s/ Paul D. Broude
Paul D. Broude

cc:	Robert A. Rucker, Chief Executive Officer

Joel Rubinstein, McDermott Will & Emery LLP

Jim Allegretto, Senior Assistant Chief Accountant

Donna Di Silvio, Staff Accountant

Dieter King, Legal Branch Chief

Lisa Kohl, Staff Attorney